

June 29, 2010

Mr. Alex Waldemar Zornig
Chief Financial Officer
Brasil Telecom S.A.
SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil

   RE: **Brasil Telecom S.A.**
      Form 20-F for Fiscal Year Ended December 31, 2008, As Amended
      Filed August 7, 2009
      File No. 1-15256

Dear Mr. Zornig:

   We have completed our review of your filings and do not have any further comments at this time.

         Sincerely,

         Larry Spirgel
         Assistant Director